UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

CONTENTS

Resignation of Salina Love and Appointment of Sonja Harms

On September 19, 2023, the board of directors (the “Board”) of ads-tec Energy PLC (the “Company”) was notified by Ms. Salina Love of her decision not to stand for re-election as a member of the Board at the Company’s 2023 annual general meeting (the “General Meeting”). In submitting her decision, Ms. Love did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On September 20, 2023, the Board appointed Dr. Sonja Harms as a new Class II member of the Board and a member of the Audit Committee of the Board, effective immediately, to fill the vacancy created by Ms. Love’s resignation.

There are no arrangements or understandings between Dr. Harms and any other person pursuant to which Dr. Harms was appointed as a director of the Company. In addition, there is no family relationship between Dr. Harms and any director or executive officer of the Company. The Board deems Dr. Harms an “independent director” as defined by Nasdaq Rule 5605(a)(2).

2023 General Meeting

On September 19, 2023 the Company held the General Meeting. Of the total of 48,975,825 of the Company’s ordinary shares, $0.0001 nominal value per share (the “Ordinary Shares”), issued, outstanding, and eligible to vote as of the record date of August 24, 2023, a quorum of 28,261,500 Ordinary Shares, or approximately 57.7%, voted at or were represented by proxy at the General Meeting.

At the General Meeting, the shareholders approved of each of the voting items on the agenda except proposal 4, including:

●	Consideration of the Company’s statutory financial statements;

●	Acknowledgement of the re-appointment of the statutory auditors; and

●	Authorization for the Directors to fix the remuneration of the statutory auditors.

Proposal 4 was for the re-election of Ms. Salina Love as a director for the Company. This proposal was not voted in the General Meeting as Ms. Love notified the Board of her decision not to stand for re-election.

Incorporation by Reference

The information furnished in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281) and Form S-8 (File No. 333-263153).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 22, 2023	ADS-TEC ENERGY PLC

	By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	Chief Financial Officer

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